CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Álvaro Henríquez Salazar,** National Id. Nr 13.233.759-4, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from October 2013, under Nr. 0226, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Henríquez to present:

UNITED STATES - SECURITIES AND EXCHANGE COMMISSION
FORM 20-F, for the fiscal year ended December 31, 2015

Gladys Hernández
Executive Secretary

Santiago, March 18, 2016
CM - 474 – 03 2016

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235 , Article 18°** : For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned , according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested.

[1] **The Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Canada (Instrument 43-101), South Africa (SAMREC), U.S.A. (Society of Mining Engineers), Europe (PanEuropean Code), Russia (NAEN) which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

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